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                                                                    EXHIBIT 99-1


                                 October 2, 2000

Mr. Thomas J. Crawford
Chairman
The York Group
8554 Katy Freeway, Suite 200
Houston, Texas 77024

Dear Tom:

First, congratulations on your recent appointment as Chairman.

As you are aware and as indicated in our 13-D filings of September 18, 2000 and September 20, 2000, Wilbert has acquired a substantial interest in The York Group and expects to continue purchasing stock. As of September 27, 2000, Wilbert owns 1,046,400 shares of York and believe we are currently the Company's largest shareholder. Based on York's news release of September 27, 2000, we understand the Company has responded to our purchases by adopting a "shareholder rights plan," commonly referred to as a poison pill. From the news release it appears your intent is to essentially dilute Wilbert's holdings, if it makes further purchases of York shares.

Since Wilbert began purchasing York's stock on August 10, 2000, the value of York's shares has almost doubled. Therefore, it is difficult to see how limiting further purchases by Wilbert, and thus eliminating an interested buyer of York shares from the market, is in the best interest of York's shareholders. Indeed your plan seems to provide a severe limitation on individual shareholders right to freely sell their stock.

York's September 27, 2000 news release further indicated the shareholder rights plan would allow the Company to "complete refinancing of its indebtedness without distraction." As you know, Wilbert has substantial resources and has the ability to assist York with its refinancing efforts. Again, we fail to see how disenfranchising your largest shareholder and a potential source of financial support is in the best interest of the Company or its shareholders.

Please consider this letter Wilbert's formal request for York's Board of Directors to reverse its recent action in adopting a shareholder rights plan by redeeming those "rights" and further to elect to exclude York from Section 203 of Delaware Corporate law and thus allowing Wilbert to make further purchases of York stock without undue restrictions.

Thank you for your consideration. I look forward to seeing you at NFDA.

Very truly yours,



Curtis J. Zamec
Chairman, President and CEO

CJZ:bls

Enclosure

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